# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Instil Bio, Inc., CIK 0001789769
CUSIP: 45783C200
Title of class of securities: Common stock, par value $ 0.000001 per share
Address of issuer's principal executive offices: 3963 Maple Avenue, Suite 350, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001750698

## Reporting persons
- Vivo Capital IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 292,743; shared voting power 0; sole dispositive power 292,743; shared dispositive power 0; aggregate amount beneficially owned 292,743 (4.5% of the class)
  Comment: The shares of common stock, par value $0.000001 per share (the "Common Stock") of Instil Bio, Inc. (the "Issuer") are held of record by Vivo Capital Fund IX, L.P. as of June 30, 2025. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  Based on 6,559,927 shares of Common Stock issued and outstanding as of May 9, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 13, 2025.
- Vivo Capital Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 292,743; shared voting power 0; sole dispositive power 292,743; shared dispositive power 0; aggregate amount beneficially owned 292,743 (4.5% of the class)
  Comment: The shares of Common Stock of the Issuer are held of record by Vivo Capital Fund IX, L.P. as of June 30, 2025. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  Based on 6,559,927 shares of Common Stock issued and outstanding as of May 9, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2025.

## Item 1. Issuer
Name of issuer: Instil Bio, Inc.
Address of issuer's principal executive offices: 3963 Maple Avenue, Suite 350, Dallas, Texas 75219

## Item 2. Person Filing
Name of person filing:
Vivo Capital IX, LLC

Vivo Capital Fund IX, L.P.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Capital IX, LLC, a Delaware limited liability company.

Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

Vivo Capital Fund IX, L.P., a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: All securities are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
Percent of class: 4.5%
Sole power to vote or to direct the vote: 292,743 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 292,743 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Capital IX, LLC: /s/ Frank Kung, Frank Kung/Managing Member (08/12/2025)
- Vivo Capital Fund IX, L.P.: /s/ Frank Kung, Frank Kung/Managing Member (08/12/2025)